Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

January 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reliance Global Group, Inc.
Registration Statement on Form S-1
Filed January 23, 2026
File No. 333-292895

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reliance Global Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on Tuesday, January 27, 2026, or as soon as thereafter practicable or at such later time as the Registrant or its outside counsel, Zarif Law Group P.C. may orally request via telephone call to the staff..

Very truly yours,

RELIANCE GLOBAL GROUP, INC.

By:	/s/ Ezra Beyman
Ezra Beyman